

December 1, 2010

Mr. Zhang Baocai
Director and Company Secretary
Yanzhou Coal Mining Company Limited
298 Fushan South Road
Zoucheng, Shandong Province
People's Republic of China

   Re: **Yanzhou Coal Mining Company Limited**
       Form 20-F for the Fiscal Year Ended December 31, 2009
       Filed June 29, 2010
       File No. 001-14714

Dear Mr. Zhang:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          H. Roger Schwall
          Assistant Director